1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F    X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No    X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/05/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/04/12: To clarify the report “Chunghwa plans to lay off 1,600 employees, which irritates the union”

2.	Announcement on 2007/04/20: To clarify the report that Chunghwa’s board of directors voted against the participation in Chief Telecom’s seasoned equity offerings

3.	Announcement on 2007/04/24: To clarify the report that Chunghwa’s capital reduction program will be 90% off from the original target

4.	Announcement on 2007/04/24: The Board proposed distribution of NT$3.58 cash per share

5.	Announcement on 2007/04/24: The Board proposed to increase capital and issue new shares

6.	Announcement on 2007/04/24: The Board proposed a capital reduction program

7.	Announcement on 2007/04/27: clarification of The Commons Daily’s report that Chunghwa is fined for advertisement

8.	Announcement on 2007/04/30: To announce the differences for the three months of 2007 financial statements between ROC GAAP and US GAAP

9.	Announcement on 2007/04/30: Publication for describing the Company’s financial forecast information reviewed by an independent auditor.

10.	Announcement on 2007/04/30: Chunghwa Telecom held investor conference call for 1Q07 operation results

11.	Announcement on 2007/05/02: To clarify the report that the management of the company violated labor regulation

12.	Announcement on 2007/05/09: Related information regarding the accumulative purchasing of MFS MERIDIAN EMERGING MARKETS DEBT FUND for NT$364,635,000

13.	Announcement on 2007/05/09: Chunghwa Telecom announced its revenues of NT$15.8 billion for April 2007

14.	Announcement on 2007/05/09: Apr 2007 sales

EXHIBIT 1

To clarify the report “Chunghwa plans to lay off 1,600 employees, which irritates the union”

Date of events: 2007/04/12

Contents:

1.	Name of the reporting media:

Economic Daily News

2.	Date of the report:

2007/04/12

3.	Content of the report:

Chunghwa plans to lay off 1,600 employees, which irritates the union

4.	Summary of the information provided by investors:

None.

5.	Company’s explanation of the reportage or provided information:

None.

Chunghwa Telecom conducts an Early Retirement Program from April 1st to April 16th. The Company does not intend to lay off employees as reported and has released a press release to denounce the untruthful accusation by the union.

6.	Countermeasures:

None.

7.	Any other matters that need to be specified:

None.

EXHIBIT 2

To clarify the report that Chunghwa’s board of directors voted against the participation in Chief Telecom’s seasoned equity offerings

Date of events: 2007/04/20

Contents:

1.	Name of the reporting media:

Apple Daily

2.	Date of the report:

2007/04/20

3.	Content of the report:

Chunghwa’s board of directors voted against the participation in Chief Telecom’s seasoned equity offerings. Chunghwa may take assessment of approaching 3G market in China via private equity.

4.	Summary of the information provided by investors:

None

5.	Company’s explanation of the reportage or provided information:

The report regarding the disapproval from Chunghwa’s board of directors of the participation in Chief Telecom’s seasoned equity offerings and the Company’s assessment of approaching 3G market in China via private equity are not true.

6.	Countermeasures:

None.

7.	Any other matters that need to be specified:

None.

EXHIBIT 3

To clarify the report that Chunghwa’s capital reduction program will be 90% off from the original target

Date of events: 2007/04/24

Contents:

1.	Name of the reporting media:

Economic Daily News

2.	Date of the report:

2007/04/24

3.	Content of the report:

Chunghwa planned to return NT$100bn to shareholders, and the capital reduction program will be 90% off from the original target.

4.	Summary of the information provided by investors:

None.

5.	Company’s explanation of the reportage or provided information:

Chunghwa has never mentioned returning NT$100bn to shareholders through capital reduction. The capital management program will be announced after the approval of board meeting.

6.	Countermeasures:

None.

7.	Any other matters that need to be specified:

None.

EXHIBIT 4

The Board proposed distribution of NT$3.58 cash per share

Date of events: 2007/04/24

Contents:

1.	Date of the board of directors resolution:

2007/04/24

2.	Type and monetary amount of dividend distribution:

Chunghwa Telecom’s Board of Directors proposed to distribute a cash dividend of NT$3.58 per share.

3.	Any other matters that need to be specified:

The board also proposed to increase capital from capital surplus to issue new shares, and the Company will distribute 100 common shares for every 1000 common shares.

EXHIBIT 5

The Board proposed to increase capital and issue new shares

Date of events: 2007/04/24

Contents:

1.	Date of the board of directors resolution:

2007/04/24

2.	Source of capital increase funds:

capital surplus

3.	Number of shares issued:

966,784,509 shares

4.	Par value per share:

NT$10

5.	Total monetary amount of the issue:

NT$9,667,845,090

6.	Issue price:

N/A

7.	Number of shares subscribed by or allotted to employees:

N/A

8.	Number of shares publicly sold:

N/A

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:

Each shareholder will be entitled to receive a stock dividend of 100 shares for each 1,000 shares.

10.	Method of handling fractional shares and shares unsubscribed by the deadline:

If the stock dividends include any fractional shares, the shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional share which cannot be pooled, the distribution will be made in the form of cash in dollar amount calculated at par value. Such fractional shares will be purchased by persons arranged by the Chairman.

11.	Rights and obligations of the newly issued shares:

same as existing shares

12.	Utilization of the funds from the capital increase:

Adjust this company capital structure.

13.	Any other matters that need to be specified:

None.

EXHIBIT 6

The Board proposed a capital reduction program

Date of events: 2007/04/24

Contents:

1.	Date of the board of directors resolution:

2007/04/24

2.	Reason for the capital reduction:

To increase shareholders’ ROE, the Company will conduct capital reduction and return cash to shareholders.

3.	Amount of the capital reduction:

NT$9,667,845,090

4.	Cancelled shares:

966,784,509 shares

5.	Capital reduction ratio:

9.090909091165%

6.	Paid-in capital after the capital reduction:

NT$96,678,450,950

7.	Scheduled date of the shareholders’ meeting:

2007/06/15

8.	Any other matters that need to be specified:

None

EXHIBIT 7

clarification of The Commons Daily’s report that Chunghwa is fined for advertisement

Date of events: 2007/04/27

Contents:

1.	Name of the reporting media:

The Commons Daily

2.	Date of the report:

2007/04/27

3.	Content of the report:

Chunghwa is fined NT$1 million for advertisement by The Fair Trade Commission.

4.	Summary of the information provided by investors:

None

5.	Company’s explanation of the reportage or provided information:

On Mar. 15, 2006, Miaoli Operations Office stated on advertisement through phone bills that the Company had the lowest rate on mobile to fixed line among all operators. The Fair Trade Commission found the advertisement was not true and will fine the Company NT$1 million.

6.	Countermeasures:

The company will avoid mentioning any comparison content about marketing competition on advertisement in the future.

7.	Any other matters that need to be specified:

None

EXHIBIT 8

To announce the differences for the three months of 2007 financial statements between ROC GAAP and US GAAP

Date of events: 2007/04/30

Contents:

1.	Date of occurrence of the event:

2007/04/30

2.	Cause of occurrence:

To announce the differences for the three months of 2007 financial statements between ROC GAAP and US GAAP

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported net income of NT$12,091,547 thousand, earnings per share of NT$1.25 for the three months of 2007, total assets of NT$466,800,449 thousand, total liabilities of NT$54,516,691 thousand, and total shareholders’ equity of NT$412,283,758 thousand as of March 31, 2007. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$11,148 million, earnings per share of NT$1.15 for the three months of 2007, total assets of NT$404,736 million, total liabilities of NT$73,275 million, minority interest of NT$90 million and total shareholders’ equity of NT$331,371 million as of March 31, 2007. The differences between ROC GAAP and US GAAP followed by the Company mainly come from employees’ bonus, remuneration for directors and supervisors, depreciation expenses , gains on sale of fixed assets and provision for 10% undistributed earning tax.

4.	Any other matters that need to be specified:

Chunghwa Telecom ‘s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 9

Publication for describing the Company’s financial forecast information reviewed by an independent auditor.

Date of events: 2007/04/30

Contents:

1.	Fiscal year of the financial forecast:

2007

2.	Type of financial forecast:

Complete

3.	Date of board of directors resolution:

2007/04/24

4.	Date of preparation, correction, or updating of the financial forecast:

2007/04/30

5.	Reason for preparation of the financial forecast:

voluntary publicity

6.	Reason for the correction or update and monetary amount affected:

NA

7.	Any other matters that need to be specified:

NA

EXHIBIT 10

Chunghwa Telecom held investor conference call for 1Q07 operation results

Date of events: 2007/04/30

Contents:

1.	Date of the investor/press conference:

2007/04/30

2.	Location of the investor/press conference:

No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3.	Financial and business related information:

Plesae refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4.	Any other matters that need to be specified:

none.

EXHIBIT 11

To clarify the report that the management of the company violated labor regulation

Date of events: 2007/05/02

Contents:

1.	Name of the reporting media:

The China Post

2.	Date of the report:

2007/05/02

3.	Content of the report:

Labor official in Taipei City,Tainan City,and from the Cabinet-level Council of labor Affairs have all ruled that the management of the company has violated labor regulation.

4.	Summary of the information provided by investors:

None.

5.	Company’s explanation of the reportage or provided information:

1.	The company violated none of the labor related regulations.

2.	The company has requested to communicate with labor union;however, no one from the union presented, so as there has no consensus been reached. The company will continue to communicate and negotiate with the labor union.

6.	Countermeasures:

None.

7.	Any other matters that need to be specified:

None.

EXHIBIT 12

Related information regarding the accumulative purchasing of MFS MERIDIAN EMERGING MARKETS DEBT FUND for NT$364,635,000

Date of events: 2007/05/09

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

MFS MERIDIAN EMERGING MARKETS DEBT FUND

2.	Date of occurrence of the event:

2007/01/29~2007/05/09

3.	Volume, unit price, and total monetary amount of the transaction:

536,725.213 Units;NT$657.5200~692.6800;NT$364,635,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

MFS;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):

N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

None

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

1,158,466.298 Units;NT$719,085,000;2.86%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

1.76%;2%;NT$65,806,771,000

13.	Broker and broker’s fee:

None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:

NT$692.68

16.	Do the directors have any objection to the present transaction?:

None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:

None

18.	Any other matters that need to be specified:

None

EXHIBIT 13

Chunghwa Telecom announced its revenues of NT$15.8 billion for April 2007

Date of events: 2007/05/09

Contents:

1.	Date of occurrence of the event:

2007/05/09

2.	Company name:Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “affiliate company”):

Head office

4.	Reciprocal shareholding ratios:

N/A

5.	Cause of occurrence:

Chunghwa Telecom’s revenue for April 2007 was NT$15.8 billion. The unaudited accumulated income from operations for January to April was NT$20.6 billion, net income was NT$15.4 billion and EPS was NT$1.59.

6.	Countermeasures:

None

7.	Any other matters that need to be specified:

None

EXHIBIT 14

Chunghwa Telecom

May 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2007

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Apr	Invoice amount	18,688,777	17,471,573	1,217,204	6.97%
Jan -Apr	Invoice amount	70,265,569	68,723,762	1,541,807	2.24%
Apr	Net sales	15,831,033	15,477,026	354,007	2.29%
Jan -Apr	Net sales	61,148,969	60,108,969	1,040,000	1.73%

b Trading purpose : None